UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 25, 2010 announcing that STMicroelectronics’ shareholders have approved all resolutions at the annual general meeting.

PR No. C2630C

STMicroelectronics’ Shareholders Approve All Resolutions at Annual General Meeting

Amsterdam, May 25, 2010 - STMicroelectronics (NYSE: STM) has announced that all of the proposed resolutions were approved at the Company’s Annual General Meeting (AGM), which was held in Amsterdam, the Netherlands, on May 25, 2010.

The main resolutions, proposed by the Supervisory Board, were:

•	Approval of the Company’s 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, for the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and

•	The distribution of a cash dividend of US$0.28 per share, to be paid in four equal quarterly installments.

The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the Annual General Meeting page of the company website at:  http://www.st.com/stonline/company/investor/genmeet/index.htm, as of June 14th, 2010.

Additionally, STMicroelectronics’ 2009 accounts, reported in accordance with U.S. GAAP, were filed with the Securities and Exchange Commission on Form 20-F on March 10, 2010.

About STMicroelectronics

STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:

Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 25, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer